EXHIBIT 4.5

                              EMPLOYMENT AGREEMENT
                              --------------------
                BETWEEN DAVID PEREZ AND SURGE GLOBAL ENERGY, INC.
                -------------------------------------------------


         THIS AGREEMENT is made as of November 30, 2004, with intended effect beginning November 20, 2004, between SURGE GLOBAL ENERGY INC. a Delaware corporation ("COMPANY"), and DAVID PEREZ, a resident of California ("EXECUTIVE"), under the following circumstances:

         A. The Company is engaged in the business of oil and gas exploration.

         B. Executive was appointed a Director of the Company on November 4, 2004, and as Chairman of the Board on November 20, 2004.

         C. Executive was granted a stock option for 400,000 shares of Common Stock on November 4, 2004 (the "NOVEMBER 4 OPTION") upon joining the Company's Board of Directors (the "BOARD"), which option was granted separate from the terms of this Agreement.

         D. Executive is to be granted a stock option for 600,000 shares of Common Stock in connection with his appointment to Chairman of the Board, which option is to be granted separate from the terms of this Agreement.

         E. Executive was appointed Chief Operating Officer of the Company on November 20, 2004.

         F. As a condition to beginning full-time employment with the Company as Chief Operating Officer, the Executive and the Company agree to the terms and conditions set forth herein.

         As used in this Agreement, the term "AFFILIATE" means a person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by the Company and including, without limitation, any joint venture entity that the Company or an Affiliate of the Company is a member, partner or shareholder. For purposes of this Agreement, Executive is not deemed an Affiliate.

         NOW, THEREFORE, in consideration of the foregoing, the representations, warranties and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, and intending to be legally bound, the parties hereby agree as follows:

Section 1.  Employment.
            -----------

         The Company hereby employs Executive, and Executive hereby accepts employment by the Company. Executive shall serve as Chief Operating Officer
(COO) and shall report to the Chief Executive Officer of the Company, or, if none, to THE Board. During the Term, Executive shall devote substantially all of his business time and effort to the performance of his duties hereunder. The Company shall not require Executive, without Executive's consent, to relocate

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from the greater Southern, California area or to spend more than five (5) nights away from home during any calendar month. Executive shall serve in an executive capacity and shall perform such duties as are consistent with his position as COO as may be reasonably required by the CEO or the Board. Such duties shall include without limitation, directing the expansion of operations in North America and Latin America, recruiting a senior management team (including a CEO and CFO), along with managing existing operations and communicating with financing sources.

Section 2. Term.
           -----

         Executive's employment under this Agreement commenced on November 20, 2004 and shall continue for the period (the "TERM") from such date until the earlier of the fifth (5th) anniversary of such date or the date Executive's employment otherwise is terminated as provided in Section 6. The Term shall automatically be extended until the tenth (10th) anniversary of such date or the date Executive's employment otherwise is terminated as provided in Section 6 if the Company's Adjusted Income Before Income Taxes (as defined in Section 4(a) below) during any of the first three full fiscal years ending on or after January 1, 2005, exceeds $1,500,000.

Section 3. Compensation.
           -------------

         Executive shall receive as compensation for his services under this Agreement an annual salary ("BASE COMPENSATION") of $250,000, payable in installments in accordance with the normal payroll policies of the Company. Executive shall be entitled to annual increases in Base Salary determined at the sole discretion of the Compensation Committee of the Board (or the Board if there shall be no Compensation Committee) in its annual review of Executive.

Section 4. Performance Bonus Compensation.
           -------------------------------

         (a) CALCULATION. Executive shall be eligible to receive a performance bonus as follows. The Performance Bonus shall equal 5% of the Adjusted Income Before Income Taxes (as defined below) in excess of $500,000 ("TARGET INCOME") for each Fiscal Year of the Company. The "ADJUSTED INCOME BEFORE INCOME TAXES" is defined as the Company's Net Income Before Taxes, determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied ("GAAP") and reflected on the Company's audited consolidated statement of operations for such fiscal year, adjusted to include the effect of discontinued operations, if any, and to exclude the effect of expense for stock option and other equity compensation to employees, directors and consultants. In the event the company changes its fiscal year, the Performance Bonus will be paid with respect to each resulting fiscal year covered by an audit of the statement of operations, and Target Income will be adjusted appropriately to reflect the length of each such period.

         (b) PAYMENT. Executive shall be paid the Performance Bonus with respect to each fiscal year within fifteen (15) days after the publication of audited financial statements for such fiscal year.

Section 5. Other Benefits.
           ---------------

         Executive shall be entitled to receive other benefits, as follows:

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         (a) VACATION. Executive shall be entitled to four (4) weeks of paid vacation per year. The days selected for Executive's vacations shall be mutually agreeable to Company and Executive.

         (b) AUTOMOBILE EXPENSE ALLOWANCE. Executive shall be entitled receive a monthly automobile expense allowance in the amount of $1,000.

         (c) MEDICAL BENEFITS. Executive shall be provided medical and dental benefits that are extended to other executive officers of the Company. Executive shall be entitled to participate in any such plan or program only if executive officers of the Company are generally eligible to participate in such plan or program. Company may, in its sole discretion and from time to time establish other medical and dental benefit programs applicable to all executive officers as it deems appropriate.

         (d) OTHER BENEFIT PLANS. Executive shall be entitled to participate in other benefit plans and arrangements as are generally made available by the Company to its employees but only if executive officers of the Company are generally eligible to participate in such plan or program. Executive understands that any such plans may be modified or eliminated in Company's discretion.

         (e) EXPENSES. The Company shall reimburse Executive for all reasonable travel and entertainment expenses incurred by Executive in the course of his employment in accordance with the Company's normal policies, upon submission of properly documented expense account reports.

         (f) INSURANCE. The Company will purchase and maintain a Directors and Officers Liability Insurance Policy of having a limit of no less than $5,000,000. The Company will also maintain throughout the Term a $2,000,000 life insurance policy on Executive's life for the benefit of Executive's designated beneficiaries.

         (g) ATTORNEY FEES. The Company will reimburse Executive's reasonable legal fees incurred in connection with Executive's service as Chairman of the Board and/or Chief Operating Officer, including legal fees and costs related to matters brought before the Board and to preparation and negotiation of this Agreement and all stock option agreements between Executive and the Company.

Section 6. Stock Options
           -------------

         (a) NOVEMBER 4 OPTION. The Company agrees to modify the November 4 Option to extend the expiration date of such option from November 4, 2009 to November 4, 2014.

         (b) INITIAL OPTION. Upon the date of this Agreement, the Company will issue Executive an option to purchase three million (3,000,000) shares of Common Stock of the Company at an exercise price of $0.65 per share (the "INITIAL OPTION"). The Initial Option shall vest as to 1,000,000 shares of Common Stock on the date of grant. The balance will vest in equal monthly installments until the Initial Option is fully vested on the second anniversary of the date of grant. The Initial Option shall be in the form attached hereto as Exhibit A (the "OPTION AGREEMENT"). Vesting of the Initial Option shall accelerate upon a Change in Control (as defined in the Option Agreement). The Initial Option shall be exercisable for a term of ten (10) years, subject to continuing Service (as defined in the Option Agreement).

         (c) ADDITIONAL OPTIONS. Executive shall be entitled to a grant of additional options ("ADDITIONAL OPTIONS") as follows. If the Company shall issue during the Term any Additional Stock (as defined below), then executive will be issued an Additional Option for a number of shares of Common Stock equal to Fourteen and three-tenths percent (14.3%) of the number of shares of Additional Stock issued. The option will have an exercise price equal to the consideration per share paid for the Additional Stock, determined as set forth in Section 6(c)(ii) or 6(b)(iii) below, will be fully vested, and will have a ten (10) year life from the date of grant. The Additional Options shall have other terms and conditions substantially as provided in the Option Agreement.

              (i) DEFINITION OF "ADDITIONAL STOCK". The term "Additional Stock" shall mean any shares of Common Stock or other Preferred Stock issued (or deemed to have been issued pursuant to Section 6(c)(iii) below) by the Company after the date of this Agreement other than:

                   (1) shares of Common Stock or other securities issued as a dividend or other distribution, without consideration, to the holders of Common Stock (including any securities issued to holders of Preferred Stock pursuant to participation rights with the Common Stock);

                   (2) shares of Common Stock or other securities issued upon a subdivision (i.e., a stock split) of the outstanding shares of Common Stock into a greater number of shares of Common Stock, or upon a combination (i.e., a reverse stock split) of the outstanding shares of Common Stock into a smaller number of shares of Common Stock;

                   (3) shares of capital stock (as adjusted for stock splits and similar transactions) issuable or issued to employees, officers, consultants or directors of the Company or others who provide bona fide services to the Company pursuant to a stock purchase, option or compensation plan approved by the Board;

                   (4) shares of capital stock issued or issuable in a firm commitment underwritten public offering by the Company of its stock;

                   (5) shares of capital stock issued or issuable in connection with a bona fide business acquisition by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, which transaction is approved by the Board; or

                   (6) shares of capital stock issued or issuable in connection with real or personal property leases or bank financings or to customers, vendors, strategic partners, licensors, joint venturers, or similar transactions approved by the Board; provided, however, that the maximum number of shares subject exception under this Section 6(c)(6) shall not exceed 200,000 shares of capital stock of the Company (as adjusted for stock splits and similar transactions).

              (ii) DETERMINATION OF CONSIDERATION. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board irrespective of any accounting treatment.

              (iii) DEEMED ISSUANCES OF COMMON STOCK. In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this
Section 6(c):

                   (1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Section 6(c)(ii)), if any, received by the Company upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

                   (2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section 6(c)(ii)).

                   (3) In the event of any increase in the number of shares of Common Stock deliverable upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, Executive shall be granted further Additional Options in accordance with Section 6(c) to reflect such change, but no further Additional Options shall be issued for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities. The further Additional Options shall have the same exercise price, and a term expiring on the same date, as the Additional Options to which such further Additional Option relate (i.e., the Additional Options granted in connection with the original issuance of the options or convertible securities which are subject to the increase in deliverable securities).

Section 7. Termination.
           ------------

         (a) EVENTS. Executive's employment under this Agreement may be terminated prior to the end of the full Term as follows:

              (i) BY DEATH OR DISABILITY. Subject to the payments pursuant to
Section 7(b)(i), Executive's employment shall terminate automatically upon his death or Total Disability (as hereinafter defined). For purposes of this Agreement, "TOTAL DISABILITY" means that Executive is unable to perform the essential functions of the position, even with reasonable accommodation, for ninety (90) consecutive days.

              (ii) BY THE COMPANY FOR CAUSE. Subject to the payments pursuant to
Section 7(b)(i), the Company may terminate Executive's employment under this Agreement at any time for Cause (as hereinafter defined), upon written notice to Executive stating the reason(s) for such termination. For purposes of this Agreement, "CAUSE" means the occurrence or existence of any of the following with respect to Executive: (A) Executive's repeated and continued failure to perform his duties and responsibilities as a Company employee in good faith after having a reasonable opportunity to cure such failure upon receiving specific written notice of such failure from the Board; (ii) commission of any act of fraud with respect to the Company; or (iii) conviction of a felony or a crime involving moral turpitude if such felony or crime caused material harm to the business and affairs of the Company.

              (iii) BY THE COMPANY WITHOUT CAUSE. Subject to the payments pursuant to Section 7(b)(ii), the Executive's employment under this Agreement may be terminated by the Employer without Cause.

         (b) EFFECT.

              (i) If Executive's employment is terminated pursuant to Section 7(a)(i) or (ii), then (i) the Company shall pay Executive within thirty (30) days of such termination any Base Compensation and Performance Bonus accrued but unpaid through the date of termination; and (ii) the Company shall pay Executive a pro rated Performance Bonus for the partial year of employment calculated in accordance with the following provisions. The pro rated Performance Bonus shall be calculated based on a hypothetical fiscal year commencing on the first date of the fiscal year following the prior fiscal year end for which an actual Performance Bonus was calculated and accrued, and ending on the last day of the fiscal quarter in which Executive's employment is terminated. The calculation shall be identical to the calculation set forth in Section 4(a), but shall be based on reviewed rather than audited financial statements. Executive's pro rated Performance Bonus shall equal the Performance Bonus for such hypothetical fiscal year multiplied by a fraction, the numerator of which is the number of days in such hypothetical fiscal year for which Executive was employed, and the denominator of which is the total number of days in the hypothetical fiscal year. The pro rated Performance Bonus shall be paid within fifteen (15) days after the end of the hypothetical fiscal year.

              (ii) If Executive's employment is terminated pursuant to Section 7(a)(iii), then (a) the Company shall pay Executive all amounts which would have been due if Executive's Employment had terminated pursuant to Section 7(a)(i) or 7(a)(ii), at the times specified in Section 7(b)(i), (b) all unvested stock options and other equity awards granted by the Company to Executive shall immediately vest in full and become immediately exercisable, all restrictions or rights of repurchase relating to such stock options and other equity awards shall be waived, and such stock options and other equity awards shall remain outstanding and exercisable for the remainder of the respective term of each such award notwithstanding any provisions contained in such awards related to earlier termination due to termination of service to the Company; (c) if such termination is on or before the first anniversary of the date of this Agreement, the Company shall pay Executive within thirty (30) days of such termination an amount equal to $500,000 less the amount of Base Compensation paid or accrued through the date of termination, (d) if such termination is after the first anniversary of the date of this Agreement, the Company shall pay Executive an amount equal to four times the amount of Base Compensation in effect on the date of termination within thirty (30) days of such termination.

              (iii) Notwithstanding the foregoing provisions, any such termination shall not affect any amounts or other benefits to which Executive may be entitled after such a termination under the terms of any benefit plans of the Company in which Executive participated.

         (c) VOLUNTARY TERMINATION. Executive may voluntarily terminate his employment with Company at any time on thirty (30) days' prior written notice. If Executive provides such notice, Company at its discretion, may accelerate the termination of Executive's employment to any date after its receipt of such notice from Executive and before the date of the termination specified in such notice from Executive. Any acceleration of the termination of Executive's employment shall be effective on written notice being delivered to Executive by Company. On any such acceleration by Company, Executive shall be entitled to two
(2) weeks of severance pay at his Base Compensation rate in lieu of notice. If Executive terminates his employment under this Section 7(c) without Good Reason (as defined below), (i) the Company shall pay Executive all amounts which would have been due if Executive's employment had terminated pursuant to Section 7(a)(i) or 7(a)(ii), at the times specified in Section 7(b)(i), and (ii) all other rights and obligations of the parties under this Agreement (except as otherwise provided in Sections 8, 9 and 10) shall terminate; PROVIDED, HOWEVER, that any such termination shall not affect any amounts or other benefits to which Executive may be entitled after such a termination under the terms of any benefit plans of the Company in which Executive participated. If Executive terminates his employment under this Section 7(c) with Good Reason, then Executive shall be treated as if he was terminated without Cause under Section 7(a)(iii) and shall receive all benefits and compensation described in Section 7(b)(ii). "GOOD REASON" as used in this Agreement shall mean, without the Executive's consent, either: (a) the assignment to the Executive of any duties inconsistent with this Agreement or in any respect with the Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 1 of this Agreement, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Executive; (b) the Company materially breaches any of its obligations hereunder and does not cure such material breach within thirty (30) days after the Executive shall have given the Company notice thereof, provided however that solely for the purpose of this definition of Good Reason, the failure of the Company to pay accrued Base Compensation shall not be considered a material default until such time as the Company has raised an aggregate of $2 million in financing following the date of this Agreement; (c) the Company's requiring the

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Executive to be based at any office or location other than the Company's present executive offices in San Diego, California; (d) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement or by law.

         (d) NON-RENEWAL. If the Executive offers to continue his employment with the Company under the terms of this Agreement then in effect at the end of the Term, as renewed from time to time, and the Company does not accept such offer, then the Executive shall be treated as if he was terminated without Cause under Section 7(a)(iii) immediately prior to the end of the Term and shall receive all benefits and compensation described in Section 7(b)(ii).

Section 8. Inventions.
           -----------

         All inventions, discoveries and improvements ("INVENTIONS") which arise out of Executive's employment by the Company, whether or not patentable, which, at any time during the Term and for a period of one year thereafter, Executive may invent, discover, originate or conceive, solely or jointly with others, together with all records and data pertaining thereto, shall be the property of the Company without payment of royalty or any other consideration. Executive shall promptly and fully describe to the Company any Inventions so discovered, originated or conceived, setting forth in detail the procedures employed in the development of such Inventions and the results achieved. At any time upon the Company's request, either during the term of this Agreement or thereafter, Executive shall apply for United States and/or foreign letters patent or copyrights with respect to any Inventions. Any such application shall be at the expense and under the exclusive control of the Company. Executive also shall, without charge to the Company but at its expense, execute and deliver such instruments and other documents as may be requested by the Company to obtain, maintain or assign to the Company such letters patent or copyrights.

Section 9. Property of the Company.
           ------------------------

         All documents, records, books, notes, drawings, prints, memoranda and other materials pertaining to the affairs of the Company and its Affiliates, whether or not containing confidential information, which are made or compiled by Executive or made available to Executive during the term of this Agreement, including any and all copies thereof, shall remain the property of the Company, shall be held by Executive in trust solely for the benefit of the Company and shall be delivered to the Company by Executive upon termination of this Agreement or at any other time at the Company's request. All files, records, documents, computer recorded or electronic information, drawings, specifications, equipment and similar items relating to Company business whether prepared by Executive or otherwise coming into his possession shall remain Company's exclusive property and shall not be removed from Company premises under any circumstances whatsoever without Company's prior written consent, except when (and only for the period) necessary to carry out Executive's duties hereunder, and if removed, shall be immediately returned to Company upon termination of employment and no copies shall be kept by Executive.

Section 10. Confidentiality.
            ----------------

         (a) Executive shall not, during the period commencing on the date of this Agreement and ending two years after the last day of the Term, to the detriment of the Company or any of its Affiliates, disclose or furnish to any person any Confidential Information (as hereinafter defined) or otherwise use any such Confidential Information for Executive's own benefit or the direct or indirect benefit of any person other than the Company or any such Affiliate. Notwithstanding the foregoing, however, the requirements of this section shall not apply to information which: (i) is or becomes generally available to the public other than as a result of a disclosure by Executive, or (ii) becomes available to Executive on a non-confidential basis from a source other than the Company or any of its Affiliates which is not known by Executive to be under a confidentiality obligation to the Company or any of its Affiliates.

         (b) For purposes of this Agreement, "CONFIDENTIAL INFORMATION" means any information, data or other materials of the Company or any of its Affiliates which: (i) is proprietary or confidential to the Company or such Affiliate or otherwise was or is designated by the Company or such Affiliate as Confidential Information, (ii) is not generally available to the general public, and (iii) is acquired by, disclosed to or known by Executive as a result of or through Executive's relationship with the Company or such Affiliate (including information conceived, originated, discovered or developed in whole or in part by Executive). "Confidential Information" includes, without limitation: (i) information concerning actual and potential customers, (ii) sales information, marketing and product development plans, marketing techniques, pricing policies and market forecasts, (iii) information concerning proprietary computer systems (including hardware and software), support systems and techniques and methods,
(iv) information with respect to developments, improvements, inventions, ideas, processes, procedures, discoveries, concepts, designs, drawings, specifications, data and "know-how," (v) financial information (including, without limitation, sales and revenue information and financial statements), (vi) product or service information (including, without limitation, product designs and specifications, product development plans, product strategies and product delivery systems),
(vii) information which, if used or disclosed, could adversely affect the Company or any of its Affiliates or give a competitor an advantage over a party without access to the information, and (viii) information of a type described in the foregoing clause (i) through (vii) which the Company or any of its Affiliates obtained from another party who treats the information as proprietary or designates it as confidential information or which is designated with a legend indicating that it is confidential or proprietary (whether or not owned or developed by the Company or such Affiliate).

         (c) Executive may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof and shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought and shall assist such counsel in resisting or otherwise responding to such process.

Section 11. Injunctive Relief.
            ------------------

         The parties acknowledge that the remedy at law for a breach of any provision of Sections 8, 9 and 10 will be inadequate. In addition to any other remedies that the Company may have in the event of such a breach, the Company shall be entitled to temporary and permanent injunctive relief to prevent Executive's continued breach of such provisions without the necessity of proving actual damage and without being required to post any bond. The obligations of Executive set forth in Sections 8, 9 and 10 are independent, and the existence of any claim or cause of action by Executive or any of his affiliates against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of this Agreement by the Company.

Section 12. Notices.
            --------

         Any notice under this Agreement shall be in writing and shall be deemed to have been given when: (i) delivered personally, (ii) sent by express mail or other overnight courier service, or (iii) deposited in the United States mail, certified or registered and with proper postage prepaid, addressed as follows, or to such other address as is provided by written notice delivered in accordance with this Section:

         If to Executive, to:               David Perez
                                            __________________________
                                            __________________________
                                            Tel: _____________________
                                            Fax: _____________________


         If to the Company, to:             SURGE GLOBAL ENERGY INC.
                                            12220 El Camino Real Suite 410
                                            San Diego, CA 92130
                                            Attention:  Office of the CEO
                                            Tel. (858) 704-5010
                                            Fax: (858) 704-5011

Section 13. Amendment; Waiver.
            ------------------

         No modification, amendment or waiver of any provision of this Agreement shall be valid and binding unless it is in writing and signed by both of the parties hereto. A waiver of any provision of this Agreement shall be effective only in the specific instance and for the particular purpose for which it was given. No failure to exercise, and no delay in exercising, any right or power under this Agreement shall operate as a waiver of such right or power.

Section 14. Assignment.
            -----------

         This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors, personal representatives, heirs and assigns. Neither this Agreement, nor the rights and obligations created hereunder, may be assigned by either party without the prior written consent of the other party.

Section 15. Severability.
            -------------

         If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; and the remaining provisions shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as is possible; provided, however, that any such added provision shall not result in any material change in Executive's duties, responsibilities and obligations under this Agreement.

Section 16. Certain Payments.
            -----------------

         (a) In the event any of the compensation or benefits provided for in this Agreement or any other compensation or benefits approved at any time by the Board or the Compensation Committee of the Board and otherwise payable to Executive (including stock options) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "CODE"), and will be subject to the excise tax imposed by Section 4999 of the Code, then, subject to the provisions of Section 16(d) below, Executive shall receive from the Company (A) a cash payment sufficient to pay such excise tax, and (B) an additional payment sufficient to pay the excise tax and federal and state income and employment taxes arising from the payments made by the Company to Executive pursuant to this sentence.

         (b) Unless the Company and Executive otherwise agree in writing, the determination of Executive's excise tax liability and the amount required to be paid to Executive by the Company under this Section 16 shall be made in writing by a certified public accounting firm mutually agreeable to Executive and the Company (the "ACCOUNTANTS"), and the amounts to be paid to Executive by the Company under this Section 16 will be paid to Executive within thirty (30) days after the Accountants have finally determined that amount as provided herein (or such shorter time after the Accountants have finally determined that amount as may be necessary in order for Executive to timely pay any withholding or estimated tax obligations arising from his receipt of any payment under this
Section 16). For purposes of making the calculations required by this Section 16, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 16. The Company shall bear all fees and costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 16.

         (c) In the event that the Internal Revenue Service ("IRS") makes a final determination that the amount of excise tax payable by Executive as described above in this Section 16 is different than the amount of such excise tax as determined by the Accountants as provided above, then: (A) if the amount of such excise tax payable by Executive as determined by the IRS is less than the amount of such excise tax as computed by the Accountants, Executive will reimburse the Company for all excess amounts actually paid to Executive by the Company under this Section 16 due to the over-calculation of such excise tax by the Accountants within five (5) business days after Executive receives either a refund from the IRS due to such over-calculation or Executive receives an economic benefit from the IRS (such as a credit against tax payable) on account of such over-calculation, provided Executive reported and paid all his excise and income tax liabilities resulting from the operation of this Section 16 consistent with the amounts Executive was actually paid hereunder; and (B) if the amount of such excise tax payable by Executive as determined by the IRS is greater than the amount of such excise tax as computed by the Accountants, then the Company will promptly reimburse Executive for the amounts that the Company underpaid Executive under this Section 16 due to the under-calculation of such excise tax by the Accountants, calculated in accordance with Section 16(a).

         (d) In the event any of the compensation or benefits provided for in this Agreement or any other compensation or benefits approved at any time by the Board or the Compensation Committee of the Board and otherwise payable to Executive (including stock options) constitute "parachute payments" within the meaning of Section 280G of the Code and will be subject to the excise tax imposed by Section 4999 of the Code, then Executive may, at his sole option and discretion, elect to waive, not receive and/or reduce such compensation and/or benefits to such lesser extent as will result in no portion of such compensation or benefits being subject to the excise tax imposed by Section 4999 of the Code, and in that case the Company's obligation to make a payment to Executive pursuant to the provisions of Section 16 will be correspondingly reduced.

Section 17. Withholding/Deferred Compensation.
            ----------------------------------

         (a) All payments made under this Agreement shall be reduced by the amount of any income, unemployment, withholding, social security or other taxes which the Company may be required to deduct by applicable law.

         (b) The Company shall make such amendments to this Agreement as Executive may reasonably require in order to comply with Section 409A of the Code as interpreted by regulations or administrative guidance issued by the Treasury Department or Internal Revenue Service.

Section 18. Entire Agreement.
            -----------------

         This document constitutes the final, complete, and exclusive embodiment of the entire agreement and understanding between the parties related to the subject matter of this Agreement and supersedes and preempts any prior or contemporaneous understandings, agreements, or representations by or between the parties, written or oral. For the avoidance of doubt, this Agreement does not supersede the options for an aggregate of 1,000,000 shares of Common Stock described in the recitals hereto granted to Executive for Board service.

Section 19. Governing Law.
            --------------

         This Agreement shall be governed by, and the legal relations among the parties shall be construed in accordance with, the laws of the State of California as applied to agreements executed and performed entirely within the United States and State of California.

Section 20. Arbitration.
            ------------

         The parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement, the employment relationship between the parties, the terms or conditions of employment, or the termination of the employment relationship, that are not resolved by their mutual agreement shall be resolved by final and binding arbitration as the exclusive remedy in accordance with the JAMS Employment Arbitration Rules and Procedures in effect at the time arbitration is initiated. THE PARTIES HEREBY WAIVE THEIR RIGHT TO HAVE ANY DISPUTE, CLAIM OR CONTROVERSY DECIDED BY A JUDGE OR JURY IN A COURT. Either party may commence the arbitration process by filing a written demand for arbitration with JAMS and sending a copy to the other party. The arbitration shall be conducted by one neutral arbitrator selected by the parties from a list of arbitrators provided by JAMS, or its successor, in San Diego County, California. If the parties are unable to agree upon an arbitrator from the list provided, the parties shall alternate in striking names of arbitrators from the list until one is left who shall be the arbitrator. The parties shall be entitled to be represented by counsel in the arbitration proceeding. The arbitrator shall have the authority to order such discovery, by way of deposition, interrogatory, document production, or otherwise, as the arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration. The arbitrator is authorized to award any remedy or relief that the arbitrator deems just and equitable, including any remedy or relief that would have been available to the parties had the matter been heard in court. The arbitrator shall have the authority to provide for the award of attorney's fees and costs in accordance with applicable law. Executive shall not be required to pay any cost or expense of the arbitration that he or she would not be required to pay if the matter had been heard in court. The decision of the arbitrator shall be in writing and shall provide the reasons for the award unless the parties agree otherwise. Proceedings to enforce, confirm, modify, set aside or vacate an award or decision rendered by the arbitrator will be controlled by and conducted in conformity with the Federal Arbitration Act, 9 U.S.C. Sec 1 et. seq. or applicable state law. Nothing in this paragraph shall prohibit or limit the parties from seeking provisional remedies under California Code of Civil Procedure section 1281.8, including, but not limited to, injunctive relief from a court of competent jurisdiction. The parties agree that should either party initiate litigation in a court in violation of this paragraph, the party who successfully compels arbitration shall be entitled to recover its/his/her attorney's fees and costs incurred in compelling arbitration from the party who violated this paragraph, and that a court may require the payment of such attorney's fees and costs as part of its order compelling arbitration. If the court declines to order the payment of the attorney's fees and costs to the party who successfully compels arbitration, then the parties agree that the arbitrator shall have the authority to make such an order.

Section 21. Mediation.
            ----------

         Executive and Company agree to mediate any dispute or claim arising between them out of this Agreement or any resulting transaction, before resulting to arbitration or court action. Mediation fees, if any, shall be divided equally among the parties involved. If any party commences an action based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorney's fees, even if they would otherwise be available to that party in any such action.

Section 22. Attorney's Fees.
            ----------------

         In the event of any litigation or arbitration arising out of this Agreement, the prevailing party shall be entitled to recover their reasonable attorney's fees and costs.

Section 23. Representation Legal Counsel/Interpretation.
            --------------------------------------------

         Executive and the Company have each consulted with legal counsel in connection with the negotiation and entry into this Agreement. Accordingly, any rule of law or decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

Section 24. Executive Representations.
            --------------------------

         Executive hereby represents and warrants to Company that he or she (a) is not now under any contractual or quasi-contractual obligation that is inconsistent or in conflict with this Agreement or that would prevent, limit, or impair Executive's performance of his or her obligations under this Agreement;
(b) has been represented by legal counsel in preparing, negotiating, executing, and delivering this Agreement; and (c) fully understands its terms and provisions.

Section 25. Company Representations.
            ------------------------

         The Company represents and warrants to Executive that (a) it is not now under any contractual or quasi-contractual obligation that is inconsistent or in conflict with this Agreement or that would prevent, limit, or impair the Company's performance of its obligations under this Agreement; (b) has been represented by legal counsel in preparing, negotiating, executing, and delivering this Agreement; and (c) this Agreement has been duly approved by the Board of Directors in accordance with the procedures set forth in Section 144(a)(1) of the Delaware General Corporation Law.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date and year first above written.

                                       "Company"

                                       SURGE GLOBAL ENERGY, INC.

                                       By: /s/ Fred Kelly
                                           -------------------------------------
                                           Name: Fred Kelly
                                           Title: Chief Executive Officer

                                       "Executive"

                                       /s/ David Perez
                                       -----------------------------------------
                                       DAVID PEREZ